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EXHIBIT 77C

Proxy Results

The 80th Annual Meeting of Stockholders of the Fund was held on April 8, 2010. Stockholders voted in favor of each of the Board's two proposals. The description of each proposal and number of shares voted are as follows:

PROPOSAL 1

To elect five Directors to the Fund's Board, one of which (Ms. Jones) to hold office until the 2012 annual meeting of Stockholders and four of which to hold office until the 2013 annual meeting of Stockholders and all until their successors are elected and qualify:

Director                      For           Withheld
--------                      ---           --------
Arne H. Carlson           46,002,826        4,390,426
Anne P. Jones             45,947,732        4,445,519
John F. Maher             46,308,516        4,084,735
Leroy C. Richie           46,136,594        4,256,658
William F. Truscott       46,184,410        4,208,841

PROPOSAL 2

To ratify the selection of Ernst & Young LLP as the Fund's independent registered public accounting firm for 2010:

    For                 Against               Abstaining
    ---                 -------               ----------
48,123,239             1,153,068                756,948